TSX: AUQ / NYSE: AUQ

September 24, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of
the Securities and Exchange Commission to the Form 40-F for the
Year Ended December 31, 2012 of AuRico Gold Inc. (File No. 001-31739)

Dear Ms. Jenkins:

This letter is in response to the comment letter, dated August 27, 2013 (the "Letter"), of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Form 40-F for the year ended December 31, 2012 of AuRico Gold Inc. (the "Company"). For the convenience of the Staff, the text of the comments in the Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 Management’s Discussion and Analysis for the Year Ended December 31, 2012

Total Cash Cost per Ounce Calculation, page 30

1.

We have considered your response to our prior comment 3. We have carefully considered the practice of reducing a particular mineral’s cost using by-product revenues and concluded that such practice distorts to investors a reasonable representation of that mineral’s cost. The staff views the sale of by-products as a substantive (as opposed to “primary”) revenue-producing activity and the resulting sales proceeds should not be reflected as a cost reduction. Please provide us with your revised calculation of cash costs per ounce to be calculated per gold equivalent ounces for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013. Please note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

Response:

As requested, please find a calculation of cash costs per gold equivalent ounce below, excluding by-product revenues:

(in thousands of USD, except ounces and cash costs per gold equivalent ounce)
	Six Months	Year Ended	Year Ended
	Ended June 30,	December 31,	December 31,
	2013	2012	2011
Production costs	$66,930	$59,641	$32,912
Refining costs	250	466	306
Production and refining costs of discontinued operations	-	157,437	124,295
Inventory and other adjustments(1)	(6,391)	(5,831)	(13,035)
Total cash costs	$60,789	$211,713	$144,478

Divided by gold equivalent ounces(2)	80,199	275,373	283,549

Total cash cost per gold equivalent ounce (as revised)	$758	$769	$510

Total cash cost per gold equivalent ounce (as previously reported)	$747	$758	$501

(1)

Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocation and the movement in costs associated with unsold gold ounces at Young-Davidson.

(2)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.

2.	We note your response stating that you plan to include the cost disclosures in accordance with World Gold Council guidance as non-GAAP measures. In future filings, please clarify:

Why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure; and

The nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure (i.e. sustaining capital expenditures, exploration and evaluation costs and reclamation cost accretion). Explain also whether each adjustment can be determined from one or more income statement line items.

Please provide us with a draft of your planned disclosures based on the results for the six months ended June 30, 2013.

Response:

The Company provided disclosure of all-in sustaining costs per ounce for the first time in the Company’s June 30, 2013 Management’s Discussion and Analysis (“MD&A”). The calculation of all-in sustaining costs per ounce, as outlined by the World Gold Council, includes inputs from both the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows, and therefore, there is no comparable IFRS-derived measure. The Company believes that an all-in sustaining cost measure provides better information than an IFRS-derived measure as it provides improved visibility into the true cost of producing gold, by including capital expenditures and exploration costs incurred at producing operations, general and administrative costs, and accretion and depletion of reclamation provisions, in the cost per ounce. Most notably, underground development costs and capitalized open pit stripping costs are required to be capitalized under IFRS if they provide a future benefit. Including these costs within the all-in sustaining cost measure is viewed as more relevant as they are costs spent in the current period to sustain future production.

The Company calculated each of the adjustments to total cash costs as follows:

  General and administrative expense – Represents expenses relating to the overall management of the business, including those incurred at the Canadian corporate head offices, and is taken directly from the Statement of Operations.

  Young-Davidson inventory adjustments – Represents the movement in costs associated with unsold gold ounces.

  Sustaining capital expenditures – Represents capital expenditures required to sustain current levels of production, which includes upgrades or replacement of plant and equipment, open pit capitalized stripping, expansions of the heap leach pad and other efficiency improvements to operating mines. These amounts are reconciled to total capital expenditures per the Statement of Cash Flows.

  Exploration and evaluation costs – The Company did not incur exploration and evaluation costs that were sustaining in nature.

  Accretion and depletion of reclamation provisions – The accretion of reclamation provisions represents the increase in the present value of the Company’s reclamation obligations due to the passing of time. The amount is included in finance costs on the Statement of Operations. The depletion of the offsetting reclamation asset is included in amortization and depletion on the Statement of Operations. These amounts have not been disclosed separately as they are immaterial.

The Company included the following disclosure in the June 30, 2013 MD&A, and also proposes to include this disclosure in future filings. Please note that the following disclosure calculates all-in sustaining costs on a per gold ounce basis, rather than on a per gold equivalent ounce basis.

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.The following provides a reconciliation of all-in sustaining cost per ounce to the unaudited condensed consolidated financial statements:

(in thousands, except ounces and cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Total cash costs per gold ounce	$35,184	$7,539	$58,958	$15,310
General and administrative	$7,743	$6,707	$14,122	$15,281
Young-Davidson inventory adjustments	$(28)	$-	$2,260	$-
Sustaining capital expenditures(1)	$14,285	$3,634	$24,504	$7,624
Accretion and depletion of reclamation provisions	$210	$64	$421	$131
Total all-in sustaining costs	$57,394	$17,944	$100,265	$38,346
Divided by gold ounces sold(2)	41,540	16,504	80,873	35,165
All-in sustaining cost per gold ounce sold(3)	$1,382	$1,087	$1,240	$1,090
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months ended June 30, 2013 and 2012 is calculated as follows:

Capital expenditures per cash flow statement	$60,274	$112,776	$105,778	$225,529
Less: Young-Davidson non-sustaining capital	$(37,935)	$(99,743)	$(65,135)	$(200,094)
Less: El Chanate non-sustaining capital	$(7,805)	$(6,378)	$(15,177)	$(13,600)
Less: Kemess non-sustaining capital	$(249)	$(3,021)	$(962)	$(4,211)
	$14,285	$3,634	$24,504	$7,624
(2)	Gold ounces include ounces sold at the El Chanate mine and Young-Davidson mines for the three and six months ended June 30, 2013 and 2012.
(3)	The non-GAAP measure all-in sustaining cash cost per gold ounce is calculated for continuing operations only. Discontinued operations are excluded for the three and six months ended June 30, 2012.

Non-sustaining capital expenditures include underground shaft and mine development and the paste backfill plant at Young-Davidson as well as the south-east open pit expansion and exploration expenditures at El Chanate.

*    *    *

In connection with this response letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me directly at Robert.Chausse@auricogold.com with any questions concerning this letter.

Yours very truly,

/s/ ROBERT CHAUSSE

Robert Chausse
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister Nasreen Mohammed George Schuler (Securities and Exchange Commission)

Trent Mell, Executive Vice President, Corporate Affairs
(AuRico Gold Inc.)

Riccardo Leofanti
Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)